SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
MGM MIRAGE
(Name of Subject Company (Issuer))
MGM MIRAGE
Dubai World
Infinity World (Cayman) L.P.
(Name of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
552953101
(CUSIP Number of Class of Securities)
Gary N. Jacobs, Esq.
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
Telephone: (702) 693-7120
and
Abdul Wahid A. Rahim Al Ulama
Dubai World
Infinity World (Cayman) L.P.
Emirates Towers, Level 47
Sheikh Zayed Road
Dubai, United Arab Emirates
Telephone: +971 4 3903800
Copy to:
Janet S. McCloud
Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP
10250 Constellation Boulevard, 19th Floor
Los Angeles, California 90067
Telephone: (310) 556-3000
and
Martin L. Edelman, Esq.
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 E. 55th Street
New York, NY 10022
Telephone: (212) 318-6500
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation *	Amount of filing fee**
$1,200,000,000	$47,160

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 15,000,000 shares of common stock at the tender offer price of $80.00 per share.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollar of value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$47,160	Filing Party:	MGM MIRAGE
			Dubai World
			Infinity World (Cayman) L.P.

Form or Registration No.:	Schedule TO	Date Filed:	January 17, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO jointly filed on January 17, 2008 and previously amended on February 7, 2008, February 13, 2008, and February 15, 2008 by MGM MIRAGE, a Delaware corporation, Dubai World, a Dubai, United Arab Emirates government decree entity, and Infinity World (Cayman) L.P., a Cayman Islands limited partnership and an indirect wholly owned subsidiary of Dubai World (as previously amended, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 5, relates to the offer by MGM MIRAGE and Infinity World (Cayman) L.P. to purchase up to 15,000,000 shares of common stock, par value $0.01 per share, of MGM MIRAGE at a net purchase price of $80.00 per share, with MGM MIRAGE offering to purchase up to 8,500,000 of such shares and Infinity World (Cayman) L.P. offering to purchase up to 6,500,000 of such shares, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2008, previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal, previously filed as Exhibit (a)(1)(B) to the Schedule TO.
This Amendment No. 5 is filed to satisfy the reporting requirements of Rule 13e-4(c) and Rule 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.
The Schedule TO is amended and supplemented by this Amendment No. 5 by adding the information contained herein. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule TO.
Items 8 and 11. Interest in the Securities of the Subject Company; Additional Information.
Items 8 and 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:
     On February 26, 2008, MGM MIRAGE and Infinity World (Cayman) L.P. issued a joint press release, attached hereto as Exhibit (a)(1)(L), announcing the final results of the joint tender offer that expired on February 14, 2008. The information set forth in such joint press release is incorporated herein by reference.
Item 12. Exhibits.
Item 12 is hereby amended and supplemented by adding the following exhibit thereto:
(a)(1)(L)  Text of the joint press release, dated February 26, 2008.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 26, 2008

MGM MIRAGE, a Delaware corporation
By:	/s/ Bryan L. Wright
	Name:	Bryan L. Wright
	Title:	Senior Vice President, Assistant General Counsel and Assistant Secretary

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity
By:	/s/ Abdul Wahid A. Rahim Al Ulama
	Name:	Abdul Wahid A. Rahim Al Ulama
	Title:	Group Chief Legal Officer

INFINITY WORLD (CAYMAN) L.P., a Cayman Islands limited partnership By: Infinity World (Cayman) Holding Its: General Partner

By:	/s/ Abdul Wahid A. Rahim Al Ulama
	Name:	Abdul Wahid A. Rahim Al Ulama
	Title:	Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(L)	Text of the joint press release, dated February 26, 2008.